UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 11, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
AngloGold Ashanti restarts operations following earthquake

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
11 August 2014
NEWS RELEASE
AngloGold Ashanti Restarts Operations Following Earthquake
(JOHANNESBURG) – AngloGold Ashanti is in the process of safely restarting its Great Noligwa and Moab Khotsong mines which were halted following a 5.3 magnitude earthquake that originated in the vicinity of the town of Stilfontein, on August 5.
The mines are being restarted in a phased fashion, following evaluation of seismic activity in the area and after thorough inspections of vertical shafts and horizontal underground infrastructure. Work has been underway over the past three days to complete these inspections ahead of the first production shift scheduled to start tonight, Monday August 11. Repairs to affected areas and equipment are ongoing.
Based on the inspections to date, ongoing work underground and on surface, and an understanding of the likely power-supply scenarios, and assuming no further tremors affect production, AngloGold Ashanti estimates that the interruption to operations resulting from last week’s earthquake will result in lost output of about 30,000oz of gold. This also includes down time at the Mine Waste Solutions surface operation, which was affected by an extended power interruption, and also down time at theneighbouring Kopanang mine which was taken off line to undertake a precautionary inspection of infrastructure. This estimate of lost production, and the consequential impact on unit costs, may be adjusted higher or lower as our recovery work continues.
“
Safety remains the top priority in restarting these operations as we ramp-up production levels, which will take some time to complete,” Mike O’Hare, AngloGold Ashanti’s Chief Operating Officer: South Africa, said. “ At no point will safety be compromised.”
In total, 3,300 people working underground when the earthquake occurred were safely hoisted to surface within seven hours of the event. Twenty-eight people were treated for minor injuries and discharged, while trauma counselling was provided to those employees and contractors who required

it. Supervisors at those mines have been trained to identify our colleagues who may be suffering from post-traumatic stress, and to ensure that they receive proper care.
AngloGold Ashanti is actively involved with local government and civic organisations in providing assistance where necessary as the local community continues to recover from this incident.
More about AngloGold Ashanti
AngloGold Ashanti is a global gold producer with 20 operations spanning 10 countries. In 2013, AngloGold Ashanti produced 4.105Moz of gold at a total cash cost of $830/oz. In 2013, Moab Khotsong produced 212,000oz at a total cash cost of $797/oz and Great Noligwa produced 83,000oz at a total cash cost of $1,100/oz. Together, these two mines affected by last week’s earthquake,accounted for roughly 7% of total group production last year.
ENDS
Sponsor to AngloGold Ashanti
UBS South Africa (Pty) Limited
Contacts
Media
Chris Nthite +27 (0) 11 637 6388/+27 (0) 83 301 2481 cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health, and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2013 which was filed with the United States Securities and Exchange Commission (“SEC”) on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictablefactors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 11, 2014
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance